SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON MAY 08, 2024

1.              DATE, TIME AND PLACE: On May 08, 2024, at 09:00 a.m., at the offices of BRASKEM S.A. (“Braskem” or “Company”), located at Rua Lemos Monteiro, No. 120, 22nd floor, in the City of São Paulo, State of São Paulo, CEP 05501-050.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Ordinary Meeting called under the Bylaws of the Company, with attendance of all Board Members indicated below, with Messrs. José Mauro M. Carneiro da Cunha, Danilo Ferreira da Silva, Gesner José de Oliveira Filho and Paulo Roberto Britto Guimarães attending via Microsoft Teams. Mr. Roberto Bischoff, Chief Executive Officer, and Mss. Lilian Porto Bruno, Clarisse Mello Machado Schlieckmann, Naiara Erthal Assad and Larissa Rosetto Varella also attended the meeting. The Chairman of the Board of Directors chaired the meeting and Lilian Porto Bruno acted as secretary.

3.              AGENDA AND RESOLUTION:

3.1.         Resolution: After due analysis of the subject submitted for resolution, whose materials were previously forwarded to the Board Members and will remain archived on the Company's Governance Portal, the following resolution was taken unanimously by those present:

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BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON MAY 08, 2024

a)	PD.CA/BAK-16/2024 – Election of Braskem S.A.’s Statutory Executive Board for the 2024/2027 triennium: after prior analysis of the proposal by the People and Organization Committee, which gave a favorable opinion, the reappointment of the current members of the Statutory Executive Board was approved for a new three-year term, until the first Ordinary Meeting of the Board of Directors to be held after the 2027 Annual General Meeting, namely: (i) ROBERTO BISCHOFF, Brazilian citizen, married, mechanical engineer, enrolled with the Individual Taxpayer's Registry of the Ministry of Finance (CPF/MF) under No. 294.161.400-15, bearer of Identity Card (RG) No. 1007971458 SSP/RS, resident and domiciled in the City of São Paulo, State of São Paulo, as Chief Executive Officer; (ii) PEDRO VAN LANGENDONCK TEIXEIRA DE FREITAS, Brazilian citizen, married, engineer, enrolled with the CPF/MF under No. 258.045.318-08, bearer of Identity Card (RG) No. 23.682.965-8 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, as Chief Financial Officer & Investor Relation Officer; (iii) EDISON TERRA FILHO, Brazilian citizen, married, production engineer, enrolled with the CPF/MF under No. 157.964.638-70, bearer of Identity Card (RG) No. 20297001-2 SSP/SP, resident and domiciled in the City of São Paulo, State of São Paulo, as Officer with no specific designation; (iv) JOÃO HENRIQUE RITTERSHAUSSEN, Brazilian citizen, married, electrical engineer, bearer of Identity Card (RG) No. 47376 CREA/MG, enrolled with the CPF/MF under No. 430.522.316-34, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, as Officer with no specific designation; (v) MARCELO ARANTES DE CARVALHO, Brazilian citizen, married, business administrator, enrolled with the CPF/MF under No. 700.697.006-72, bearer of Identity Card (RG) No. 1432663 SSP/MG, resident and domiciled in the City of São Paulo, State of São Paulo, as Officer with no specific designation; and (vi) MARCELO DE OLIVEIRA CERQUEIRA, Brazilian citizen, married, chemical engineer, enrolled with the CPF/MF under No. 509.945.144-68, bearer of Identity Card (RG) No. 471232 SSP/AL, resident and domiciled in the City of São Paulo, State of São Paulo, as Officer with no specific designation, all of them with business address at Rua Lemos Monteiro, No. 120, 22nd floor, in the City of São Paulo, State of São Paulo, CEP 05501-050. The Officers reelected herein will take office on this date, upon execution of the respective instruments of investiture, having declared, for the purposes of article 37, item II, of Law No. 8,934, of November 18, 1994, with wording given by Law No. 10,194, of February 14, 2001, according to the provisions of paragraph 1, article 147, of Law No. 6,404, of December 15, 1976, that they are not prevented by any special law nor have been sentenced for a crime of bankruptcy, prevarication, bribery or payoff, graft, embezzlement, or a crime against the welfare, public faith, or property, nor are they subject to a criminal penalty that prohibits, even if temporarily, the access to public positions. The Officers also presented, in order to comply with the provisions of the Securities and Exchange Commission of Brazil (CVM) Resolutions No. 44 and 80, which were filed in the Company’s headquarters. As a result of the reappointments herein approved, the Company's Statutory Executive Board maintains its composition as follows: Roberto Bischoff – Chief Executive Officer; Pedro Van Langendonck Teixeira de Freitas – Chief Financial Officer & Investor Relation Officer; Edison Terra Filho; João Henrique Rittershaussen; Marcelo Arantes de Carvalho; and Marcelo de Oliveira Cerqueira.

Pages 2 to 3

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ) No. 42.150.391/0001-70

Company Registry (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON MAY 08, 2024

3.2.         SUBJECTS FOR ACKNOWLEDGEMENT: Nothing to record.

3.3.         SUBJECTS OF INTEREST TO THE COMPANY: Nothing to record.

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, May 08, 2024.

José Mauro M. Carneiro da Cunha President	Lilian Porto Bruno Secretary

José Henrique Reis de Azeredo	André Amaro da Silveira

Carlos Plachta	Danilo Ferreira da Silva

Gesner José de Oliveira Filho	Héctor Nuñez

João Pinheiro Nogueira Batista	Juliana Sá Vieira Baiardi

Paulo Roberto Britto Guimarães	Roberto Faldini

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.